New Residential Investment Corp.

1345 Avenue of the Americas

New York, NY 10105

March 12, 2013

Via Edgar

Ms. Sonia Gupta Barros

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	New Residential Investment Corp.
Form 10-12B/A
Filed February 14, 2013
File No. 001-35777

Dear Ms. Barros:

On behalf of New Residential Investment Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated March 5, 2013 (the “Comment Letter”), relating to Amendment No. 1 the Company’s Registration Statement on Form 10-12B (001-35777) that was filed on February 14, 2013 (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 2 to the Registration Statement (the “Revised Registration Statement”), including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) reflecting, as appropriate, the responses to the Staff’s comments contained herein. The Revised Registration Statement and the Information Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein. We have supplementally provided a marked copy of the Revised Registration Statement and the Information Statement against the February 14, 2013 filing to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in the marked copy of the Information Statement.

General

1.	We note your response to comment 7 of our letter dated January 31, 2013 and your revised disclosure that your underwriting assumptions projected a weighted average internal rate of return (“IRR”) of 18% for the Excess MSRs you owned as of September 30, 2012, and this portfolio has performed better than your underwriting assumptions. Please tell us how you calculated the IRR for your existing portfolio. In addition, given the limited operating history of your portfolio, please tell us why you believe this disclosure is appropriate. We may have further comments.

The Company establishes the estimated IRR of its portfolio by calculating the expected effective rate of return on a weighted average basis, after giving effect to any existing leverage, over the expected life of the portfolio. In calculating estimated IRR, the Company (i) takes into account the actual characteristics of the investment and any related collateral and (ii) makes assumptions regarding the key factors driving returns and the expected impact of market conditions on such factors. These factors include: (i) voluntary and involuntary prepayment rates (which collectively comprise the constant prepayment rate, or “CPR”), (ii) delinquency rates, (iii) recapture

Ms. Sonia Gupta Barros

Securities and Exchange Commission

March 12, 2013

rates and (iv) excess mortgage servicing amounts. The collateral characteristics of its investments and the key assumptions underpinning the estimated IRRs for its investments are disclosed in the Information Statement, including on pages 84–85 and 107–108 and in Note 7 to the financial statements beginning on page F-23.

The Company believes that the disclosure of expected IRRs is appropriate because it will assist investors in making informed judgments regarding the Company’s portfolio precisely because of the portfolio’s limited operating history. The Company believes its assumptions are appropriate because they are not based solely on its portfolio’s operating period, but rather on data from longer periods regarding comparable portfolios, Nationstar’s performance and relevant experience of other industry participants. In addition, the Company updates its IRR estimates on a monthly basis to account for cash flows actually received, and it continually evaluates the reasonableness of the assumptions underlying its estimates.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 73

RMBS, page 76

2.	We note your response to comment 3 from our letter dated January 31, 2013 and your revised disclosure. Please further clarify, if true, that all of your non-Agency RMBS are within the scope of ASC 325-40. If they are not, please provide us with the details of how you determined that your non-Agency RMBS did not meet the scope requirements of ASC 325-40.

The Company has expanded its disclosure to clarify which of its non-Agency RMBS are beneficial interests in securitized financial assets within the scope of ASC 325-40. This expanded disclosure is included on page 79 of the Information Statement and is set forth below in underlined text for ease of reference.

Pursuant to ASC 320-10-35, we must also assess whether unrealized losses on securities, if any, reflect a decline in value that is other-than-temporary and, if so, record an other-than-temporary impairment through earnings. A decline in value is deemed to be other-than-temporary if (i) it is probable that we will be unable to collect all amounts due according to the contractual terms of a security that was not impaired at acquisition (there is an expected credit loss), or (ii) if we have the intent to sell a security in an unrealized loss position or it is more likely than not that we will be required to sell a security in an unrealized loss position prior to its anticipated recovery (if any). For the purposes of performing this analysis, we will assume the anticipated recovery period is until the expected maturity of the applicable security. Also, for securities that represent beneficial interests in securitized financial assets within the scope of ASC 325-40, whenever there is a probable adverse change in the timing or amounts of estimated cash flows of a security from the cash flows previously projected, an other-than-temporary impairment will be deemed to have occurred. Our non-Agency RMBS acquired with evidence of deteriorated credit quality for which it was probable, at acquisition, that we would be unable to collect all contractually required payments receivable, fall within the scope of ASC 310-30, as opposed to ASC 325-40. All of our other non-Agency RMBS, those not acquired with evidence of deteriorated credit quality, fall within the scope of ASC 325-40.

Initial Portfolio, page 79

3.	We note your response to comment 5 from our letter dated January 31, 2013. You state that the investments subsequent to September 30, 2012 are structured as equity method investments. Please expand your disclosure to clarify if the entities in which you hold/will hold these investments have been formed; if so, disclose the details including the date of formation and other material terms. Please also tell us how you considered Rule 3-05 of Regulation S-X when considering any financial statement requirements for the acquisition of the equity method investments subsequent to September 30, 2012.

Ms. Sonia Gupta Barros

Securities and Exchange Commission

March 12, 2013

The Company has expanded its disclosure to clarify that the entities that hold or will hold its equity method investments have been formed and to provide details about these entities. This disclosure is included on pages 81–82 and 105 of the Information Statement and is set forth below in underlined text for ease of reference.

On January 6, 2013, we agreed to co-invest in Excess MSRs on a portfolio of residential mortgage loans with a UPB of approximately $215 billion as of November 30, 2012. Approximately 53% of the loans in this portfolio are in private label securitizations, and the remainder are owned, insured or guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae. Nationstar has agreed to acquire the related servicing rights from Bank of America. We committed to invest approximately $340 million (based on the November 30, 2012 UPB) to acquire an approximately one-third interest in the Excess MSRs on this portfolio. The remaining interests in the Excess MSRs will be owned by a Fortress-managed fund and Nationstar on a pari passu basis. As the servicer, Nationstar will perform all servicing and advancing functions, and it will retain the ancillary income, servicing obligations and liabilities associated with this portfolio. Under the terms of this investment, to the extent that any loans in the portfolio are refinanced by Nationstar, the resulting Excess MSRs will be shared pro rata among the Fortress-managed fund, Nationstar and us, subject to certain limitations.

On January 31, 2013, we completed the first closing of this co-investment. The first closing relates to Excess MSRs on loans with an aggregate UPB of approximately $58 billion as of December 31, 2012, that are owned, insured or guaranteed by Fannie Mae or Freddie Mac. Our purchase price for this portion of the investment was approximately $108 million. We are entitled to one-third of the Excess MSRs. Nationstar also closed on servicing rights to Ginnie Mae loans with a UPB of approximately $39 billion as of December 31, 2012, and we expect to close on the related Excess MSRs in the next thirty days, subject to the receipt of certain approvals. The closing of the remainder of the coinvestment, which corresponds to loans in private label securitizations, is expected to occur in the first and second quarters of 2013, subject to the receipt of regulatory and third-party approvals, including Ginnie Mae approval and certain rating agency approvals. There can be no assurance that we will complete this investment as anticipated or at all. However, we believe that it is probable that we will be able to obtain pending approvals and subsequently complete this investment. The investment is owned by (i) entities in which we own a 50% interest and (ii) Nationstar. These entities were formed on December 12, 2012 or January 3, 2013, as applicable, for the purpose of making this investment, and they commenced operations (or will commence operations) upon the completion of their respective portions of the investment. Our voting rights and economic rights are pro rata to our equity ownership in these entities.

In addition, on January 4, 2013, we completed a co-investment in Excess MSRs on a portfolio of Ginnie Mae residential mortgage loans with a UPB of approximately $13 billion as of November 30, 2012. Nationstar acquired the related servicing rights from Bank of America in November 2012. We invested approximately $27 million to acquire a 33% interest in the Excess MSRs on this portfolio. The remaining interests in the Excess MSRs will be owned by a Fortress-managed fund and Nationstar on a pari passu basis. The investment is owned by (i) an entity in which we have a 50% interest and (ii) Nationstar. This entity was formed on December 12, 2012 for the purpose of making this investment and commenced operations upon the completion of the investment. Our voting rights and economic rights are pro rata to our equity ownership in this entity.

Ms. Sonia Gupta Barros

Securities and Exchange Commission

March 12, 2013

Regarding Rule 3-05 of Regulation S-X, the Company respectfully informs the Staff that it determined that the requirement to provide pre-acquisition financial statements of significant acquired businesses does not apply to the Company’s acquisition of the equity method investees through which it has made certain investments in Excess MSRs for two reasons.

First, the acquisition of Excess MSRs constitutes an asset purchase, rather than the acquisition of a business. For purposes of Rule 3-05, a business is identified by evaluating whether there is sufficient continuity of operations pre- and post-acquisition so that disclosure of pre-acquisition financial information is material to an understanding of future operations. Prior to their acquisition by the Company, the Excess MSRs were not reported as a stand-alone asset since a single entity (unaffiliated with the Company) owned the MSR of which the Excess MSR is only a component.

Second, as noted above, each of the equity method investees were formed for the purpose of acquiring Excess MSRs and did not commence operations until such acquisitions were completed.

4.	We note your response to comment 5 from our letter dated January 31, 2013. Please update the tables containing Excess MSR investments made subsequent to September 30, 2012 to disclose the data as of December 31, 2012, if available. Also, we note that you have not broken down the information on the loans underlying these Excess MSRs by pools which is inconsistent with the presentation on page 103; please advise or revise. Lastly, throughout your filing and specifically above this table, clearly disclose your economic interest in the Excess MSR investments made/agreed to subsequent to September 30, 2012; for example, you will only hold a 50% investment in an entity that is expected to acquire a 67% interest in Excess MSRs related to the loans disclosed for Transaction 1.

The Company has updated the tables containing Excess MSR investments made subsequent to September 30, 2012 to (i) disclose the data as of December 31, 2012, and (ii) break out the information on the loans underlying these Excess MSRs by pool. These disclosures are included on pages 8, 83, 85, 106 and 108 of the Information Statement. For ease of reference, these disclosures are also included in Annex A hereto. In these tables and throughout the filing, the Company has expanded its disclosure to clarify its economic interest in the Excess MSR investments.

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-2

5.	We note your response to comment 8 from our letter dated January 31, 2013. We will continue to monitor future amendments for the presentation of New Residential’s new capital structure and pro forma per share data once the distribution ratio has been determined.

The Company reaffirms its prior responses regarding its intention to present (i) pro forma information reflecting the impact of the spinoff on the Company’s capital structure and (ii) pro forma per share data, in each case once the distribution ratio has been determined.

6.	We note that you have reflected your agreement to invest approximately $340 million for a 50% interest in an equity method investee in your pro forma balance sheet. Please additionally address the following points regarding this agreement:

•

We note your disclosure on page 7 that the transaction is subject to regulatory and third party approval and that there can be no assurance that you will complete this investment as anticipated or at all. Please expand your disclosure on page 7 to further explain the approvals that are still required to complete the investment and discuss the probability of not completing the investment.

Ms. Sonia Gupta Barros

Securities and Exchange Commission

March 12, 2013

•

Please revise your disclosure on page F-2 to clarify that you believe this investment is probable, if true, or tell us why you believe it is appropriate to include the entire agreed upon investment in your pro forma statements. We may have further comment.

•	Revise the narrative on page 2 to disclose the amount of the agreed upon investment that has closed.

•

Notwithstanding our point above regarding appropriateness of including the entire investment in the pro forma statements, revise the pro forma balance sheet to present an additional column to breakout the adjustment between the amounts that have closed and amounts still pending.

•	Tell us how you determined that this investment does not meet the requirements for consolidation; clarify if the investee is a VIE and the guidance you relied upon.

The Company’s responses to each of the Staff’s comments are set forth below:

•

The Company has expanded its disclosure to provide more detail about pending approvals that are required to complete this investment and to discuss the probability of not completing the investment. This disclosure is included on pages 7, 82 and 105 of the Information Statement and is set forth below in underlined text for ease of reference.

On January 31, 2013, we completed the first closing of this co-investment. The first closing relates to Excess MSRs on loans with an aggregate UPB of approximately $58 billion as of December 31, 2012, that are owned, insured or guaranteed by Fannie Mae or Freddie Mac. Our purchase price for this portion of the investment was approximately $108 million. We are entitled to one-third of the Excess MSRs. Nationstar also closed on servicing rights to Ginnie Mae loans with a UPB of approximately $39 billion as of December 31, 2012, and we expect to close on the related Excess MSRs in the next thirty days, subject to the receipt of certain approvals. The closing of the remainder of the coinvestment, which corresponds to loans in private label securitizations, is expected to occur in the first and second quarters of 2013, subject to the receipt of regulatory and third-party approvals, including Ginnie Mae approval and certain rating agency approvals. There can be no assurance that we will complete this investment as anticipated or at all. However, we believe that it is probable that we will be able to obtain pending approvals and subsequently complete this investment.

•

The Company has revised its disclosure to clarify that it believes this investment is probable. This disclosure is included on pages 25 and F-2 of the Information Statement and is set forth below in underlined text for ease of reference.

The agreement to invest approximately $340 million (based on the November 30, 2012 UPB) for a 50% interest in an equity method investee, subsequent to December 31, 2012, that is expected to acquire a 67% interest in Excess MSRs on a portfolio of residential mortgage loans with a UPB of approximately $215 billion as of November 30, 2012. The completion of this transaction is subject to regulatory and third party approvals. However, we believe that it is probable that we will be able to obtain pending approvals and subsequently complete this investment.

•

The Company has revised its disclosure to include the amount of the agreed upon investment that has closed. This disclosure is included on pages 7, 82 and 105 of the Information Statement and is set forth below in underlined text for ease of reference.

On January 31, 2013, we completed the first closing of this co-investment. The first closing relates to Excess MSRs on loans with an aggregate UPB of approximately $58 billion as of December 31, 2012, that are owned, insured or guaranteed by Fannie Mae or Freddie Mac. Our purchase price for this portion of the investment was approximately $108 million.

Ms. Sonia Gupta Barros

Securities and Exchange Commission

March 12, 2013

•

The Company has revised the pro forma balance sheet to present an additional column to separate the amounts that have closed and the amounts that are still pending. This disclosure is included in the table on page F-4 of the Information Statement. For ease of reference, this table is also included in Annex B hereto.

•

The Company respectfully informs the Staff that this investment does not meet the definition of a VIE under ASC 810-10-15-14 to 17. The Company has a 50% interest in the entity, which does not constitute a controlling financial interest in the entity under ASC 810-10-25-1. In addition, the Company’s investment does not meet the other criteria for consolidation under ASC 810.

7.	We continue to consider why you have not included any adjustments to your pro forma statements of operations for the outcome of any material transactions reflected in your statements as if they occurred at the beginning of the periods presented. Please explain further and specifically address the acquisition of your initial RMBS in the third quarter of 2012 and the pools of Excess MSRs acquired in 2012.

The Company did not include adjustments in its pro forma statements of operations for the acquisition of certain assets as if they had occurred at the beginning of the periods presented because the potential adjustments could not be based on historically determined amounts and were not factually supportable, and are therefore not permissible under S-X 11-02(b)(6) as interpreted in the Section 3210.2 of the Financial Reporting Manual of the Commission’s Division of Corporation Finance.

The Excess MSRs acquired in 2012 and 2013 were not owned by Newcastle or Nationstar prior to the date the Company acquired the Excess MSRs. The historical results for these acquired Excess MSRs are not available for two reasons. First, prior to being acquired by the Company, the Excess MSRs and the basic fee component of the related MSRs were owned by the same entity and considered a single asset. As a result, the previous owner did not record the asset in a manner consistent with that required by the current ownership structure, where Nationstar owns the basic fee component of the MSR and the Company owns an interest in the Excess MSR. Second, the composition of the loan pool underlying the Excess MSRs as of the date of the Company’s acquisition necessarily differs from the composition of the pool during the period covered by the pro forma statement of operations, as a result of origination and prepayment activity during and subsequent to such period. In other words, some of the acquired Excess MSRs were in existence for only a portion of the period in question.

A portion of the non-Agency RMBS contributed to the Company by Newcastle were owned by Newcastle for a short period of time before being contributed. However, Newcastle did not own any of the non-Agency RMBS at the beginning of the periods presented, with the first purchase occurring in April 2012. Similar to the Excess MSRs, the composition of the loans underlying the non-Agency RMBS as of the date of the Company’s acquisition necessarily differs from the composition of the pool during the period covered by the pro forma statement of operations due to prepayment and default activity prior to acquisition. Therefore, the historical results for the acquired non-Agency RMBS are also not available.

The Company considered whether to include an estimate of the operations related to these assets based on the investment amount at the time of acquisition and their expected return. However, any pro forma adjustments so derived would not be historically determined. In addition, since the estimated return could not be earned on the entire pool for the entire period, the Company would need to make reinvestment, prepayment and default assumptions, which would not be factually supportable. In other words, such an estimate would be, in essence, a projection rather than a pro forma.

Ms. Sonia Gupta Barros

Securities and Exchange Commission

March 12, 2013

Note 7. Fair Value of Financial Instruments, page F-22

8.	We note your response to comment 10 from our letter dated January 31, 2013. Regarding the disclosure of delinquency rates and excess mortgage servicing amounts, please clarify what is meant by “recent” and why you believe the historical time period you used is most appropriate.

The Company has expanded its disclosure to clarify the historical time period used for delinquency rates and excess mortgage servicing amounts and why it is the most appropriate time period. This expanded disclosure is included on pages F-25–F-26 of the Information Statement and is set forth below for ease of reference.

•

Delinquency Rates: For existing mortgage pools, delinquency rates are based on the pool-specific experience of loans that missed their latest mortgage payments. For the Recapture Agreements and recaptured loans, delinquency rates are based on the experience of similar loan pools originated by Nationstar and delinquency experience over the past year. Management believes this time period provides a reasonable sample for projecting future delinquency rates while taking into account current market conditions. Additional consideration is given to loans that are expected to become 30 or more days delinquent.

•

Excess Mortgage Servicing Amount: For existing mortgage pools, excess mortgage servicing amount projections are based on the actual total mortgage servicing amount in excess of a basic fee. For loans expected to be refinanced by Nationstar and subject to a Recapture Agreement, New Residential considers the excess mortgage servicing amount on loans originated by Nationstar over the past year and other general market considerations. Management believes this time period provides a reasonable sample for projecting future excess mortgage servicing amounts while taking into account current market conditions.

* * *

In accordance with your request, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Revised Registration Statement, please do not hesitate to contact the undersigned, Richard Aftanas, at (212) 735-4112 or Joseph Coco at (212) 735-3050 or Michael Schwartz at (212) 735-3694.

Sincerely,

/s/ Richard Aftanas

Annex A

Summary of Excess MSR Investments Through Equity Method Investees Subsequent to December 31, 2012
				MSR Component					Investee Interest in Excess MSR (%)
	Investment Date	UPB (bn)[2]	Loan type[3]	MSR (bps)		Excess MSR (bps)		Interest Investee (%)		Excess MSR Initial Investment (mm)
Pool 6	01/2013	$13	GM	40	bps	10	bps	50%	67%	$27
Pool 7	01/2013	40	GSE	27		5		50%	67%	70
Pool 8	01/2013	18	GSE	28		10		50%	67%	37
Pool 9[1]	01/2013	39	GM	40		22		50%	67%	85	[4]
Pool 10[1]	01/2013	107	PLS	34		10		50%	67%	141	[4]

Total/Weighted Avg.		$216		34	bps	11	bps			$360

(1)	This investment has been committed to but has not yet closed. This investment is subject to certain closing requirements and regulatory approvals.
(2)	As of December 31, 2012
(3)	“GSE” refers to loans in Fannie Mae or Freddie Mac securitizations. “PLS” refers to loans in private label securitizations. “GM” refers to loans in Ginnie Mae securitizations.
(4)	The actual amount invested will be based on the UPB at the time of close

Annex A—continued

The following table summarizes the collateral characteristics as of December 31, 2012 of the loans underlying Excess MSR investments made through equity method investees subsequent to December 31, 2012. For each of these pools, we own a 50% interest in an entity that invested in a 67% interest in the Excess MSRs.

	Collateral Characteristics
	Unpaid Principal Balance (bn)	Number of Loans	WA Original FICO Score(A)	WA Coupon	WA Maturity (months)	Average Loan Age (months)	Adjustable Rate Mortgage %(B)	Uncollected Payments(C)	Delinq- uency 30 Days(C)	Delinq- uency 60 Days(C)	Delinq- uency 90+ Days(C)	Loans in Foreclosure	Real Estate Owned	Loans in Bankruptcy	1 Month CPR(D)		1 Month CRR(E)		1 Month CDR(F)
Pool 6	$13	86,290	682	5.6%	314	45	0.0%	11.9%	6.5%	2.2%	5.7%	2.9%	0.4%	2.0%	14.1%		14.1%		0.0%
Pool 7	40	277,436	711	5.3%	287	74	23.4%	14.8%	3.4%	1.1%	6.8%	6.8%	0.0%	4.0%	N/A	(G)	N/A	(G)	N/A	(G)
Pool 8	18	116,380	719	5.5%	297	66	14.3%	11.8%	3.2%	1.3%	5.8%	4.1%	0.0%	3.2%	N/A	(G)	N/A	(G)	N/A	(G)
Pool 9	39	273,508	688	5.0%	309	39	3.9%	8.4%	4.6%	1.5%	4.5%	0.9%	0.0%	1.1%	N/A	(G)	N/A	(G)	N/A	(G)
Pool 10	107	632,533	704	5.4%	272	85	47.2%	28.3%	3.3%	1.7%	20.7%	10.7%	1.2%	4.8%	N/A	(G)	N/A	(G)	N/A	(G)

Total/Weighted Avg	$216	1,386,147	702	5.3%	286	71	29.5%	19.9%	3.7%	1.5%	13.1%	7.2%	0.6%	3.7%	N/A	(G)	N/A	(G)	N/A	(G)

(A)	WA original FICO score represents the FICO score at the time the loan was originated.
(B)	Adjustable Rate Mortgage % represents the percentage of the total principal balance of the pool that corresponds to adjustable rate mortgages.
(C)	Uncollected Payments represents the percentage of the total principal balance of the pool that corresponds to loans for which the most recent payment was not made. Delinquency 30 Days, Delinquency 60 Days and Delinquency 90+ Days represent the percentage of the total principal balance of the pool that corresponds to loans that are delinquent by 30-59 days, 60-89 days or more than 90 days, respectively.
(D)	Constant prepayment rate represents the annualized rate of the prepayments during the month as a percentage of the total principal balance of the pool.
(E)	1 Month CRR, or the voluntary prepayment rate, represents the annualized rate of the voluntary prepayments during the month as a percentage of the total principal balance of the pool.
(F)	1 Month CDR, or the involuntary prepayment rate, represents the annualized rate of the involuntary prepayments (defaults) during the month as a percentage of the total principal balance of the pool.
(G)	Data not available due to changes in the composition of the loan pools underlying the Excess MSRs.

Annex B

Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 2012

	Historical(a)	Closed Transaction Adjustments			Pending Transaction Adjustments			Pro Forma

Assets
Investments in excess mortgage servicing rights at fair value	$245,036	$—			$—			$245,036
Real estate securities, available-for-sale	289,756	—			—			289,756
Investments in equity method investees, excess mortgage servicing rights	—	134,790	(b	)	226,000	(d	)	360,790
Investment in equity method investee, consumer loans	—	—			1,600,000	(e	)	1,600,000
Other assets	84	—			—			84

	$534,876	$134,790			$1,826,000			$2,495,666

Liabilities and Equity
Liabilities
Repurchase Agreements	$150,922	$—			$—			$150,922
Due to Newcastle	5,136	—			—			5,136
Accrued expenses	348	—			—			348
Purchase price payable on investments in excess mortgage servicing rights	59	—			—			59
Accrued interest payable	55	—			—			55

	156,520	—			—			156,520

Newcastle’s Equity
Common shares, $0.01 par value, authorized issued and outstanding on a pro form basis	—	—				(f	)
Additional paid in capital	—	—				(c	)
Newcastle’s Equity	362,830	134,790	(c	)	1,826,000	(c	)	2,323,620
Accumulated other comprehensive income (loss)	15,526	—			—			15,526

	$378,356	$134,790			$1,826,000			$2,339,146

Total Newcastle’s Equity	$534,876	$134,790			$1,826,000			$2,495,666

[Notes have been excluded from Annex]